PRINCOR FINANCIAL SERVICES CORPORATION
                         The Principal Financial Group
                               SMB Sales Support
                          Des Moines, Iowa 50392-0470
                                 (800) 388-4793
                              FAX: (515) 248-8021



                            PRINCIPAL INVESTORS FUND
                            SELLING GROUP AGREEMENT


Princor Financial Services Corporation ("Princor", "We" or "Us") is the principal underwriter, as defined in the Investment Company Act of 1940, of the shares ("Shares") of the Principal Investors Fund, Inc. (the "Fund"), an open-end investment company incorporated in the state of Maryland. We understand that _____________________________ ("You") are a member of the National
Association of Securities Dealers, Inc. ("NASD") and, on the basis of this understanding, invite you to become a member of the Selling Group to distribute Shares of the Fund according to the following terms and conditions:


1. Each party to this Agreement represents that it currently is and, while this Agreement is in effect, will continue to be a member in good standing of the NASD and agrees to abide by all rules and regulations of that association, including the NASD Rules of Conduct. If you are a foreign dealer, not eligible for membership in the NASD, you still agree to abide by the rules and regulations of the NASD. Both parties agree to comply with all applicable state and federal laws, rules and regulations of the Securities and Exchange Commission ("SEC"), and other authorized United States or foreign regulatory agencies. You agree that you will not sell, offer for sale, or solicit Shares in any state where they have not been qualified for sale. You further agree that any sale of Shares to an employee benefit plan is either not a prohibited transaction under the Employee Retirement Security Act of 1974 or is covered under a prohibited transaction exemption. You will solicit applications and sell Shares only in accordance with the terms and on the basis of the representations contained in the then current Prospectus, Statement of Additional Information and any supplemental information furnished by us.

2. You must represent that you are currently a member of the Securities Investors Protection Corporation ("SIPC") and, while this Agreement is in effect, will continue to be a member of SIPC. You agree to notify us immediately if your SIPC membership status changes.

3. Orders for Shares received pursuant to this Agreement and accepted by us will be at the current public offering price applicable to each order as established by the then current Fund Prospectus. Both the Fund and we reserve the right, without notice to you, to suspend sales or withdraw the offering of Shares temporarily or permanently, or to cancel this Agreement, which shall be construed in accordance with the laws of the state of Iowa. All orders are subject to acceptance by us and the Fund and each reserve the right to reject any order in whole or in part.

4. Shares may only be purchased through us. Purchases through us shall be made only for the purpose of covering purchase orders already received from your customers, and we agree that we will not place orders for the purchase of Shares from the Fund except to cover purchase orders already received by us.

5. The Fund has adopted Distribution Plan(s) (the "Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act") for certain Classes of the Fund. Each Agreement defines services to be provided by Selling Group members for which they will be compensated pursuant to the Plan.

     (a) As a Selling Group Member, you agree to provide distribution assistance and administrative support services in connection with the distribution of Shares to customers who may from time to time directly or beneficially own Shares, including but not limited to distributing sales literature, answering routine customer inquiries regarding the Fund, assisting in the establishment and maintenance of accounts in the Fund, making the Fund's investment plans and dividend options available, and providing such other information and services in connection with the distribution of the Fund Shares as may be reasonably requested from time to time.

     (b) For such services, you will be compensated in accordance with the applicable attached Exhibit. Each party shall be responsible for compensating its own registered representative(s) pursuant to its own policies and procedures.

     (c) The Plan may be terminated at any time without payment of any penalty by the Fund in accordance with the rules governing such plans promulgated by the SEC.

     (d) The provisions of the Plan are incorporated herein and made a part hereof by reference, and will continue in full force and effect so long as its continuance is approved at least annually pursuant to Rule 12b-1.

6. You agree that you will not withhold placing customers' orders so as to profit yourself as a result of such withholding.

7. You agree to sell Shares only to (a) your customers at the public offering price then in effect; or (b) us as agent for the Fund or to the Fund itself at the redemption price, as described in the Fund's then current Prospectus or Statement of Additional Information.

8. Settlement shall be made promptly, but in no case later than three (3) business days after our acceptance of the order or, if so specified by you, we will make delivery by draft on you, the amount of which draft you agree to pay on presentation to you. If payment is not so received or made, the right is reserved forthwith to cancel the sale or, at our option, to resell the Shares to the Fund at the then prevailing offering price in which latter case you agree to be responsible for any loss resulting to the Fund or to us from your failure to make payment as stated.

9. If any Shares sold under the terms of this Agreement are repurchased by the Fund or by us as agent, or are tendered to the Fund for redemption within seven (7) business days after the date of our confirmation to you of the original purchase order therefor, you agree to pay forthwith to us the full amount of the compensation allowed to you on the original sale. We shall notify you of such repurchase within ten (10) days of the effective date of such repurchase.

10. No person is authorized to make any representation concerning the Fund or its Shares except those contained in the then current Prospectus, Statement of Additional Information or any such information as may be released by the Fund as information expressly supplemental to such Prospectus or Statement of Additional Information. In purchasing Shares through us you shall rely solely on the representations contained in the then current Prospectus, Statement of Additional Information and supplemental information previously mentioned.

11. Additional copies of any Prospectus, Statement of Additional Information or supplemental information issued by us will be supplied by us to Selling Group Members in reasonable quantities upon request.

12. In no transaction shall you have any authority whatsoever to act as agent of the Fund or of us or of any other Selling Group Member. Nothing in this Agreement shall constitute either party the agent of the other or constitute you or the Fund the agent of the other. In all transactions in the Shares between you and us, we are acting as agent for Fund and not as principal.

13. All communications to us shall be sent to The Principal Financial Group, SMB Sales Support, Des Moines, Iowa 50392-0470. Any notice to you shall be duly given if mailed or electronically sent to you at your address as registered from time to time with the NASD.

14. This Agreement may be terminated upon written notice by either party at any time, and shall automatically terminate upon its attempted assignment by you, whether by operation of law or not.

15. We reserve the right, from time to time, to modify the compensation you are entitled to receive under paragraph 5.

16. You agree to indemnify the Fund and us and to hold the Fund and us harmless from any damages or expenses resulting from any wrongful act or omission, not in compliance with this Agreement by you or any of your employees, representatives or agents.

17. The parties to this Agreement hereby agree to indemnify and hold harmless each other, their officers and directors, and any person who is or may be deemed to be a controlling person of each other, from and against any losses, claims, damages, liabilities or expenses (including reasonable fees of counsel) to which any such person or entity may become subject insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon:

     (a) any untrue statement or alleged untrue statement of material fact, or any omission or alleged omission to state a material fact made or omitted by it;

     (b) any willful misfeasance or gross misconduct by it in the performance of its duties and obligations thereunder; or

     (c) joint case work, wherefore the parties are only responsible for supervising and controlling the conduct and activities of each party's respective registered representatives with regard to the distribution and servicing of Shares.

18. In the event of a sale made by your registered representative and our registered representative ("joint sale"), each party is responsible for reviewing each joint sale to determine if the purchase is suitable for the prospective customer. All original documentation including every application and all supporting documentation must be sent to us for processing. We will provide you copies of account applications and other periodic reports.

     (a) If you deem a sale to be unsuitable, you must notify us of that determination. If we decide to accept the trade we assume 100% of the responsibility for the trade and agree to hold you and your registered representative harmless. You will not receive compensation for such sales.

     (b) We will be designated as the "Broker-Dealer of Record" on Principal Self-Directed Brokerage Accountssm. Principal Self-Directed Brokerage Accountssm allow 401(k) plan members to develop their own portfolios of individual stocks, bonds, mutual funds and other investments.

     (c) Each party will notify the other immediately upon becoming aware of any customer complaint, regulatory inquiry either written or verbal, or upon any disciplinary action taken against a registered representative by either party to this Agreement, the NASD, or any state or federal regulatory body which relates to any sale or pending sale of Shares pursuant to this Agreement.

19. This Agreement shall become effective upon complete execution, and shall supersede any and all prior Selling Group Agreements relating to Fund Shares. All amendments to this Agreement shall take effect with respect to and on the date of any orders placed by you after the date set forth in the notice of amendment sent to you by us.

20. No obligation not expressly assumed by us in this Agreement shall be implied.

21. If any part or provision of this Agreement shall be finally determined to be invalid or unenforceable under applicable law by a court of competent jurisdiction, that part or provision shall be ineffective to the extent of such invalidity or enforceability only, without in any way affecting the remaining parts of said part or provision or the remaining parts or provisions of the Agreement.

22. This Agreement is in all respects subject to the Rules of Conduct of the NASD that shall control any provisions to the contrary in this Agreement.

23. If the foregoing represents your understanding, please so indicate by signing in the proper space below.



        PRINCOR FINANCIAL SERVICES CORPORATION


        By:

        Title:



We accept the offer set forth above, which constitutes a Selling Group Agreement with us.


        BY:
                                Signature

        TITLE:
                         Please type or print name

        MEMBER:

        ADDRESS:

        DATE:


Please sign the Selling Group Agreement in duplicate and return both copies to SMB Sales Support. We will return an original executed copy for your files.


                       EXHIBIT A - Compensation Schedules


You are paid Dealer Compensation in accordance with the following schedule(s) based on each employer sponsored retirement plan's assets pursuant to the Principal Investors Fund Selling Group Agreement as follows:

General Guidelines

This Exhibit A only applies to assets in the Advisors Select and Advisors Preferred Share Classes. Compensation will not be paid, nor will it accrue, until the Principal Investors Fund Selling Group Agreement has been fully executed.

Compensation is paid at the end of the first calendar year quarter following receipt of assets. Compensation is calculated according to Schedule A and Schedule B at an annual rate that accrues daily and is payable quarterly.

Standard Compensation Schedule

Unless otherwise agreed upon, compensation is paid according to the following schedules. For exceptions, see the Non-Standard Compensation Schedule section below.


First-Year Deposits*            Compensation Schedule A

The first $4 million            1.00%

The next $6 million             0.50%

Excess over $10 million         0.25%


Subsequent Year Deposits                Compensation Schedule B

All assets                      0.25%

*Compensation starts to accrue when plan assets are received. If a plan's transfer assets are not received during the first quarter in which plan assets (payroll deductions) are received, compensation is paid pursuant to Schedule A for the quarter during which plan transfer assets are received and the following three quarters (not to exceed 5 quarters from the first payment of compensation).

     Example 1: The plan is established during the 2nd quarter and payroll deductions from the plan are received during the 2nd quarter. The plan's transfer assets are also received in the 2nd quarter. Compensation based on the payroll deduction assets plus the transfer asset amount is paid pursuant to Schedule A at the close of the 2nd, 3rd and 4th quarters of that year as well as the 1st quarter of the following year.


     Example 2: The plan is established during the 2nd quarter and payroll deductions from the plan are received during the 2nd quarter. Compensation based on the payroll deductions is paid at the close of the 2nd quarter. The plan transfer assets are received in the 3rd quarter. Compensation based on the payroll deduction assets plus the transfer asset amount is paid pursuant to Schedule A at the close of the 3rd and 4th quarters of that year as well as the 1st and 2nd quarters of the following year.

     Example 3: The plan is established during the 2nd quarter and payroll deductions from the plan are received during the 2nd quarter. Compensation based on the payroll deduction assets is paid at the close of the 2nd and 3rd quarters. The plan transfer assets are received in the 4th quarter. Compensation based on the payroll deduction assets plus the transfer assets amount is paid pursuant to Schedule A at the close of the 4th quarter of that year as well as the 1st and 2nd quarters of the following year.

Non-Standard Compensation Schedule

Schedules other than the Standard Compensation Schedule may be used. Non-standard compensation must be pre-approved (prior to the sale) by the home office of the Principal Financial Group according to guidelines determined by its Underwriting Department.